As filed with the U.S. Securities and Exchange Commission on February 25, 2010
 Registration No.  333- 141665

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
____________________

Sony Kabushiki Kaisha
(Exact name of issuer of deposited securities as specified in its charter)

Sony Corporation
(Translation of issuer's name into English)

Japan
(Jurisdiction of incorporation or organization of issuer)

JPMorgan Chase Bank, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 552-4944
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

SONY CORPORATION OF AMERICA
Attention: Samuel Levenson, Senior Vice President, Investor Relations
550 Madison Avenue, 27th Floor
New York, New York 10022-3211
(212) 833- 6722
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Shares representing one share of common stock of Sony Corporation	N/A	N/A	N/A	N/A
(1)	Each Unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-11760.

PART I
INFORMATION REQUIRED IN PROSPECTUS
The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") filed as Exhibit A to the Amended and Restated Deposit Agreement filed as exhibit (a) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

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Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Sony Corporation is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of ___________, 2010 to the Deposit Agreement dated as of June 1, 1961, as amended and restated as of October 31, 1991 (including changes from amended and restated deposit agreement as of October 1, 1982) as amended as of December 31, 1994 (as so amended and restated and amended, the "Deposit Agreement") among SONY CORPORATION (Sony Kabushiki Kaisha) (the "Company"), JPMORGAN CHASE BANK, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary thereunder (the "Depositary"), and all holders from time to time of American Depositary Receipts and European Depositary Receipts, as the case may be, issued thereunder). Filed herewith as Exhibit (a)

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)
Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered.  Previously filed as an Exhibit to Registration Statement No. 333-141665 which is incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on   February 23, 2010.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Sony Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on February   23, 2010.
SONY CORPORATION

By:	/s/ Sir Howard Stringer
Name:	Sir Howard Stringer
Title:	Chairman, Chief Executive Officer and President, Representative Corporate Executive Officer

Under the requirements of the Securities Act, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on February 23, 2010 , in the capacities indicated.

/s/ Sir Howard Stringer*	Chairman, Chief Executive Officer and President,
Sir Howard Stringer	Representative Corporate Executive Officer,
Member of the Board

/s/ Ryoji Chubachi*	Vice Chairman,
Ryoji Chubachi	Representative Corporate Executive Officer, Member of the Board

/s/ Nobuyuki Oneda*	Executive Deputy President and Chief Financial
Nobuyuki Oneda	Officer, Representative Corporate Executive Officer, Member of the Board

/s/ Yotaro Kobayashi*	Chairman of the Board
Yotaro Kobayashi

/s/ Sakie T. Fukushima*	Member of the Board
Sakie T. Fukushima

/s/ Yoshihiko Miyauchi*	Vice Chairman of the Board
Yoshihiko Miyauchi

/s/ Yoshiaki Yamauchi*	Member of the Board
Yoshiaki Yamauchi

Member of the Board
Sir Peter Bonfield

/s/ Fueo Sumita*	Member of the Board
Fueo Sumita

/s/ Fujio Cho*	Member of the Board
Fujio Cho

Member of the Board
Ryuji Yasuda

Member of the Board
Yukako Uchinaga

Member of the Board
Mitsuaki Yahagi

Member of the Board
Tsun-Yan Hsieh

Member of the Board
Roland A. Hernandez

*By:	/s/ Sir Howard Stringer
Name:	Sir Howard Stringer
Title:	Power of Attorney

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Post-Effective Amendment to Registration Statement on Form F-6 in New York on February 23, 2010.

Authorized U.S. Representative

By:	/s/ Samuel Levenson
Name:	Samuel Levenson
Title:	Senior Vice President, Investor Relations Sony Corporation of America

  INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Amended and Restated Deposit Agreement.

(e)	Rule 466 Certification